Exhibit 21

              Subsidiaries of Apple Residential Income Trust, Inc.

         The following are wholly-owned by Apple Residential Income Trust, Inc.:

         Apple General, Inc., a Virginia corporation
         Apple Limited, Inc., a Virginia corporation

         Apple General, Inc. and Apple Limited, Inc. are the sole general partner and the sole limited partner, respectively, of:

         Apple REIT Limited Partnership, a Virginia limited partnership.